Exhibit 99.2

Market Announcement

19 October 2023

Mobilicom Limited (ASX: MOB) – Removal from Official List

Description

Mobilicom Limited (‘MOB’) will be removed from the Official List at the close of trading today, Thursday, 19 October 2023 at the request of MOB, under Listing Rule 17.11, and outlined in MOB’s announcements dated 5 and 9 September and 9 and 12 October 2023.

Issued by

Dean Litis

Principal Adviser, Listings Compliance

19 October 2023	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au